LV= Renews Sapiens Life&Pensions Contract for 5 Years –

Valued at $10.5 Million

Uxbridge, UK – September 9, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that LV=, the UK's largest friendly society and a leading financial mutual, with more than five million members, has renewed its Sapiens maintenance and services contract for five years, with a contract valued at $10.5 million.

Richard Warner, Group CIO at LV=, commented, “We are delighted to confirm this contract and the long term strategic use of Sapiens Closed Books platform for administering our heritage business portfolio. The relationship with Sapiens has really grown over the past years where they are now established as one of our key strategic suppliers. The Sapiens Closed Books platform continues to be a big cost and process automation enabler for our heritage business.”

Raj Ghuman, Vice President of Sales and Operations Sapiens Europe, added, “I am delighted to be renewing our support and services contract with LV= for the next 5 years. It is testimony to the value, innovation, and partnership approach we bring to all our clients, as well as a strong vote of confidence in both our Life&Pensions Closed Books product and our support team.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:
James Carbonara, Regional Vice President	Moshe Shamir, VP Marketing
Hayden IR	Sapiens International
Office: (646)-755-7412	Tel: +972-3-6250951
E-mail: James@haydenir.com	E-mail: moshe.shamir@sapiens.com